

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2014

Via E-mail
Mr. Ross M. Doyle
Chief Financial Officer
Aurora Gold Corporation
c/o Coresco AG
Level 3, Gotthardstrasse 20, 6300
Zug, Switzerland

   Re: **Aurora Gold Corporation**
      Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013
      Filed September 9, 2014
      File No. 000-24393

Dear Mr. Doyle:

   We have reviewed your amended filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments

Form 10-K for Fiscal Year Ending December 31, 2013 filed March 31, 2014

1.   We note your response to comment 1 in which you restated your JORC compliant inferred resources as mineralized material. We re-issue comment 1, mineralized material does not include material estimated by using geologic inference, which are sometimes classified as "inferred" or "possible" by some evaluators. This would include all inferred resources. Please remove your disclosure of inferred resources estimate from pages 7 and 17.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director